For the fiscal year ended  (a)  12/31/97
File number  (c)  811-5510


                       SUB - ITEM 77J

    Revaluation of Assets or Restatement of Capital Share
                           Account


     The fund accounts for and reports distributions to shareholders in accordance with AICPA Statement of Position 93-2: Determination, Disclosure, and Financial Statements Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this Statement of Position was to reclassify $4,471,527 of foreign currency gains from accumulated net realized loss on investments to undistributed net investment income. Net investment income, net realized gain and net assets were not affected by this change.